November 25, 2014

United States Securities and Exchange Commission

Washington, D.C 20549

Attn:	Maryse Mills-Apenteng
Special Counsel

Re:	Bulova Technologies Group, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2013, Filed January 13, 2014
Form 10-Q for the Fiscal Quarter Ended June 30, 2014, Filed August 19, 2014
File No. 000-09358

This letter is a supplemental correspondence to provide additional information as support for our accounting position taken relative to your comments #9 and #11 from your previous comment letter dated September 18, 2014 as pertains exclusively to the $6 million dollar gain recognized.

The following information provides a fact pattern of the events that transpired from the inception of a single contract of Bulova Technologies Ordnance Systems LLC (BTOS) with the US Army:

●	The contract was awarded on January 13, 2009 in the initial amount of $30,213,134.
●	This contract was amended on February 26, 2009 to a revised total contract of $26,794,334.
●	Through a letter received from the US Army, dated July 30, 2010, this contract was terminated for default.
●

On August 4, 2010, Bulova Technologies Ordnance Systems LLC communicated with each of its suppliers under the aforementioned contract, to terminate its relationship as a response to the US Army termination of their procurement contract, and to advise them to communicate directly with the US Army for any additional information.

●

The aforementioned contract was amended on September 1, 2010 to de-obligate remaining balance of funds for the items which were not delivered. The contract amount was reduced to $23,674,556, the amount that had been funded to date.

The accounting principle for revenue recognition applied to this contract was percentage of completion. As of June 30, 2010, BTOS reported this contract as 100% complete, and included costs on an accrual basis for products ordered from three suppliers in total fulfillment of this contract, totaling $6,071,700. These amounts were accrued as the deliveries were ordered and the suppliers had them ready to deliver them. The only contingencies were the end user certificates and delivery acceptance. Invoices were never received as the items were not delivered due to the contract termination.

Subsequent to June 30, 2010, this amount has been carried on the balance sheet of BTOS and included in its quarterly filings with accrued expenses making reference to the contract dispute that was created by the termination.

On October 24, 2012, BTOS sold substantially all of its assets to an unrelated third party, and concurrently discontinued its operations.

The question posed at this time was the appropriate accounting treatment, if any, to apply to this amount that had now been carried since June of 2010, over two years prior to the discontinuance of operations.

The following is a listing of accounting principles considered in this evaluation, and their potential impact on the decision for recognition.

1.

Percentage of completion – ASC 605-35 – This is a method of accounting for “work-in-progress” by comparing direct costs to date at any point in time to estimated total direct costs to complete, to establish a percentage complete. This percentage is then applied to the determination of gross profit to be recognized on a direct cost basis. This accounting method has application only during the progress of an uncompleted contract. The asset and liability accounts pertain specifically to uncompleted contracts and whether the billings to date are greater than or less than the estimated amount earned at a point in time before the contract is deemed completed. Changes in the recording and allocation of costs during a contract would be accounted for as a change in estimates and recognized in the current period.

On July 30, 2010, the US Army terminated this contract and ceased the ability of any changes in progress. On September 1, 2010, approximately one month later, the US Army modified the contract total to de-obligate approximately $3 million dollars remaining on the contract to bring the contract total down to what had actually been funded to date. With the termination and taking into consideration delays and costs that were not originally anticipated at the original contract date, management should have re-evaluated all aspects of the contract. Amounts of advance payments received and considered billings in excess of what was earned based on the original formulas utilized in the percentage of completion accounting while the contract was still “uncompleted” should have been re-evaluated on termination.

2.

Revenue from Contracts with Customers – ASC 606-10-25 Recognition – ASC 606-10-25-35 – As circumstances change over time, an entity shall update its measure of progress to reflect any changes in the outcome of the performance obligation. Such changes to an entity’s measure of progress shall be accounted for as a change in accounting estimate in accordance with Subtopic 250-10 on accounting changes and error corrections.

The circumstances that changed here was that the contract was interrupted, and the work-in-process was cut off. The contract became final. As the discussions ensued with the US Army relative to a reinstatement, it became apparent that the government was going to file a lawsuit against BTOS, so the possibility existed that the full amount of the contract should have been recognized at that time, while the evaluation of a contingent liability which has been disclosed in the notes to the financial statements did not require the recording of a liability.

3.

Financial Statement Presentation of advance payments received under a terminated government contract – ASC 912-405-45-5 – When a fixed-price contract between a contractor and the federal government is terminated, the government contractor may have received advance payments from the government before the termination of the contract. In such situations, a government contractor must reduce its “termination claim receivable” by the amount of such payments in any financial statements issued prior to the final collection of the amount due under the “termination claim receivable”.

As of the date of the termination, a termination claim had not been calculated as BTOS was in continuing dialogue with the US Army desiring to have the contract reinstated. In the midst of the discussions prior to termination and subsequently, BTOS incurred substantial costs as a consequence of the termination and as a result of hind sight at the time of this correspondence, BTOS has submitted termination claims approximating the liability carried on the balance sheet at the time of the termination.

4.

Statement of Position 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts – Appendix C – paragraph .65 – Claims – Claims are amounts in excess of the agreed contract price (or amounts not included in the original contract price) that a contractor seeks to collect from customers or others for customer-caused delays, errors in specifications and designs, contract terminations, change orders in dispute or unapproved as to both scope and price, or other causes of unanticipated additional costs. Recognition of amounts of additional contract revenue relating to claims is appropriate only if it is probable that the claim will result in additional contract revenue and if the amount can be reliably estimated. Those two requirements are satisfied by the existence of all the following conditions:

●	The contract of other evidence provides a legal basis for the claim; or a legal opinion has been obtained, stating that under the circumstances there is a reasonable basis to support the claim.
●	Additional costs are caused by circumstances that were unforeseen at the contract date and are not the result of deficiencies in the contractor’s performance.
●	Costs associated with the claim are identifiable or otherwise determinable and are reasonable in view of the work performed.
●	The evidence supporting the claim is objective and verifiable.

If the foregoing requirements are met, revenue from a claim should be recorded only to the extent that contract costs relating to the claim have been incurred.

We believe our claims meet those conditions and can justifiably be applied against any advanced payments or excess billings calculated on the terminated contract.

5.

ASC 450 – Contingencies – an existing condition, situation, or set of circumstances involving uncertainty as to possible gain or loss. The uncertainty will ultimately be resolved when one or more future events occur or fail to occur.

●	Loss contingencies accrued only if both probable that a liability has been incurred at the date of the financial statements and the amount of loss can be reasonably estimated
●	Gain contingencies are not recorded in the financial statements

6.

ASC 225 and ASC 360 – accounting for discontinued operations – The Company has restated the financial statements to reflect the disposal of substantially all of the assets of BTOS as a discontinued operations. The Company’s management also considers this discontinuance to be a significant change in circumstances as pertains to BTOS and the ultimate outcome of the litigation issues pertaining to this contract.

The Company’s management determined that the change in accounting estimate was appropriate as a consequence of the change in circumstances, i.e., the termination and interruption of the contract’s progress. However, this approach should have required recognition at the time of the termination rather than at the sale of the assets. The Company’s management viewed the disposal of the assets as a change in circumstances that also altered the progress associated with the advance payments and the Company’s estimated exposure associated with the US Army lawsuit and should have prompted a change in estimates.

If the Staff believes that the termination of the contract should have triggered the change in estimates, then we will amend our disclosure to show a prior period adjustment to the contract as of June (September) 2010. If the Staff can agree with management that the change in circumstances brought on by the sale of assets and discontinuation of the operations triggered a re-evaluation of our estimates, then our presentation as a change in estimate during the fiscal year ended September 30, 2013 should stand.

Addressing the litigation claim by the Army, The ASBCA has now determined that a portion of the contract was improperly terminated, and that has given rise to a termination for convenience claim and a delay claim, both of which have been submitted. The litigation is disclosed in the filings but no contingent liability has been recorded as it does not meet both criteria for recording.

The Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Stephen L. Gurba

Stephen L. Gurba

Chief Executive Officer